

KPMG LLP
P.O. Box 493
SIX Cricket Square
Grand Cayman KY1-1106
Cayman Islands
Tel   +1 345 949 4800
Fax   +1 345 949 7164
Web : www.kpmg.com/ky

Report of Independent Registered Public Accounting Firm

The Member and Those Charged with Governance
Boston Partners Securities, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Form (Form SIPC-7) of Boston Partners Securities, L.L.C. (the "Company") for the year ended December 31, 2025. The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and



5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no difference.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

George Town, Cayman Islands
February 26, 2026

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME
BOSTON PARTNERS SECURITIES LLC

SEC No.
8-15648

For the fiscal period beginning _____ 1/1/2025 _____ and ending _ 12/31/2025 _

1 Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) $ 4,678,848.00

2 Additions:

   a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   b Net loss from principal transactions in securities in trading accounts.

   c Net loss from principal transactions in commodities in trading accounts.

   d Interest and dividend expense deducted in determining item 1.

   e Net loss from management of or participation in the underwriting or distribution of securities.

   f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.

   g Net loss from securities in investment accounts.

   h Add lines 2a through 2g. This is your **total additions**. $ 0.00

3 Add lines 1 and 2h $ 4,678,848.00

4 Deductions:

   a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.

   b Revenues from commodity transactions.

   c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   d Reimbursements for postage in connection with proxy solicitations.

   e Net gain from securities in investment accounts.

   f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   h Other revenue not related either directly or indirectly to the securities business.

     Deductions in excess of $100,000 require documentation

5 **a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income

   b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)

   c Enter the greater of line 5a or 5b $ 0.00

6 Add lines 4a through 4h and 5c. This is your **total deductions**. $ 0.00

01/21/2026

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 4,678,848.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 7,018.00
9	Current overpayment/credit balance, if any	$ 1,430.00
10	General assessment from last filed _2025_ SIPC-6 or 6A	$ 3,520.00
11 a	Overpayment(s) applied on all _2025_ SIPC-6 and 6A(s)	$ 0.00
b	Any other overpayments applied	$ 0.00
c	All payments applied for _2025_ SIPC-6 and 6A(s)	$ 3,520.00
d	Add lines 11a through 11c	$ 3,520.00
12	**LESSER** of line 10 or 11d.	$ 3,520.00
13 a	Amount from line 8	$ 7,018.00
b	Amount from line 9	$ 1,430.00
c	Amount from line 12	$ 3,520.00
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.	$ 2,068.00
14	Interest (see instructions) for _0_ days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 2,068.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No. 8-15648	Designated Examining Authority DEA: FINRA	FYE 2025	Month Dec
MEMBER NAME *MAILING ADDRESS*	BOSTON PARTNERS SECURITIES LLC ATTN: ACCTNG DEPT ONE BEACON STREET - 30TH BOSTON, MA 02108		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

BOSTON PARTNERS SECURITIES LLC	Lynn Jian
(Name of SIPC Member)	(Authorized Signatory)
1/21/2026	ljian@boston-partners.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.